Barbara A Moran
Attorney at Law
1015 North Semoran Boulevard
#105-465
Casselberry, FL 32707
Phone: 407-263-4026
Fax: 407-263-4024

March 23, 2007

Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:	Legends Business Group, Inc. Form SB-2 Filed on February 13, 2007 File No. 333-140666

Dear Ms. Wolff:

We are in receipt of your March 13, 2007 letter and appreciate your comments. We have revised our filing in response to your comments. We have submitted the EDGAR version for filing on the website, and submit the enclosed unmarked and marked filings as required.

We are responding to your comments as follows:

1. We do not intend to use any graphics, maps, photographs on the prospectus.

2. We have revised our document throughout to clarify, and either used “Legends Business Group” or “LBGI”, when we refer to the company.

3. The fee structure for our services is disclosed in the “Description of Business”.

4. We have revised our “Going Concern” statement to clarify that our independent auditor has expressed substantial doubt about our ability to continue as a going concern. We also reworded the concerns of our independent auditor in our “Plan of Operation” section as well as the going concern “Risk Factor” statement.

5. We are registering, as of December 31, 2006 (the date has been corrected) 32,615,000 shares. There were 77,615,000 shares issued all together. We are not registering the 45,000,000 shares issued to our founder, Larry Powalisz.

6. We have reviewed our “Risk Factor” section and removed all mitigating statements from the discussion of our risk factors.

7. We have added a risk factor discussing the control that Mr. Powalisz will exert over the company as the President, CEO and majority shareholder.

8. We have added a risk factor to disclose that all revenues have been generated from a related party. We have clarified throughout the document that revenues to date are generated from a related party company.

9. We have added a risk factor to disclose that the issuance of additional securities may dilute the price of the stock, and will dilute ownership.

10. We have added a risk factor to disclose that we currently have no arrangements for other financing.

11. We have amended a risk factor to disclose that we do not have an employment agreement with Larry Powalisz.

12. We have amended our risk factor and added discussion that Mr. Powalisz devotes approximately 10 hours per week to the business, and that the amount of time he spends on Legends is at his discretion.

13. We have revised the “Selling Security Holders” section clarify that some of the shares listed were sold, and some of the shares were issued in exchange for services. To further clarify, a footnote was added to the selling shareholder chart to show which shares were issued in exchange for services.

14. The “Determination of Offering Price” section was revised to show the last private placement at $.10 not $.01.

15. The “Duties, Responsibilities, and Experience” section has been revised to expand upon Mr. Powalisz’s business experience, which includes a discussion of his consulting experience.

16. The website address was added to the “Description of Business” section, under the subheading “Our Strategy”.

17. We have clarified which services are provided by LBGI and which are provided by a third party clearinghouse in the “Description of Business” section. We have added discussion on the specific services LBGI will provide to their consulting clients.

18. We have clarified, and stated that we do not own or operate a clearinghouse business. We have explained that LBGI will provide consulting services to companies that rely on the use of the services provided by clearinghouse businesses.

19. We have revised the document throughout to explain any business jargon upon first use.

20. Our customers will include, but will not be limited to telemarketers. Our customers will also include clients that sell via direct mail and their business websites. We have revised our client base information throughout the document.

21. We have revised our “Plan of Operation” section to state that we can satisfy our cash requirements for the next twelve months, but that we intend to try to obtain additional clients as well. We have included additional discussion, as required by Item 303(a) of Regulation S-B and FRC607.02.

22. We have added a subheading “Trends and Future Operating Results” section to include additional discussion, as required by Item 303 of Regulation S-B.

23. We have included within our “Plan of Operation” a statement of our cash balance as of March 20, 2007.

24. We have already paid our issuance expenses noted on page II-1, using revenue generated from our existing client.

25. We have updated the “Holders of Common Stock” section to show we have 47 stockholders of our common stock.

26. We have provided the updated “Executive Compensation” disclosure for fiscal year 2006.

27. We have updated the “Certain Relationships and Related Transactions” to state that our revenues are generated from a related party.

28. The “Statement of Operations” has been revised to show that income is from a related party.

29. The “Statement of Operations” has been revised; stock based compensation is shown under general administration expenses.

30. We corrected our weighted average shares to show a weighted average.

31. We have included in Note 1 a description of the development stage activities LBGI has been involved with.

32. We have revised Note 4 to include the disclosure required by SFAS 109.

33. We initially valued our founder shares at par value. Upon review of our business model, we valued our private placement shares at $.10 per share. For our consulting shares, we arrived at an agreement with our consultant for the value of their services. We entered into negotiations regarding payment with our consultants. In lieu of payment for their services, the consultants were issued stock. Each consultant received stock, taking into consideration that there was risk involved, since the shares they received for payment of their services may have no value.

34. The disclosure in the “Stockholders’ Equity” page was corrected to 115,000.

35. The “Issuance to Officers and Directors” section of page II-2 has been revised to include discussion on the additional unregistered sales.

36. The “Undertakings” section has been revised to note we are subject to Rule 430C, not Rule 430B.

37. We have corrected the signature section of the registration statement.

38. Please see exhibit 4 to the filing for a specimen common stock certificate.

39. Please see exhibit 5 to the filing for the legal opinion.

We have amended our registration statement in response to your comments. We are providing a marked document to expedite and assist you with your review.

Sincerely,

/s/ Barbara A. Moran

Barbara A Moran
Attorney at Law

Cc: Larry Powalisz